UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material under § 240.14a-12

Virtusa Corporation

(Name of Registrant as Specified In Its Charter)

New Mountain Vantage LO, L.P.

New Mountain Vantage Focus, L.P.

New Mountain Vantage (California) II, L.P.

New Mountain Vantage, L.P.

New Mountain Vantage Co-Invest II, L.P.

New Mountain Vantage GP, L.L.C.

New Mountain Vantage Advisers, L.L.C.

Ramakrishna Prasad Chintamaneni

Patricia B. Morrison

Michael J. Baresich

Chad Fauser

Nadia Shouraboura

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

DATED AUGUST 4, 2020

2020 ANNUAL MEETING OF STOCKHOLDERS

OF

VIRTUSA CORPORATION

PROXY STATEMENT

OF

NEW MOUNTAIN VANTAGE LO, L.P.

●, 2020

To Our Fellow Stockholders of Virtusa Corporation:

We are furnishing this Proxy Statement to holders of the common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Company”) and the holders of voting convertible preferred stock of the Company, designated as the Company’s 3.875% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Convertible Preferred Stock” and, together with the Common Stock, the “Capital Stock”), in connection with our solicitation of proxies for use at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on a date, and at a time and place, to be determined by the Company and at any and all adjournments, continuations or postponements thereof (the “Annual Meeting”).

This solicitation is being conducted by New Mountain Vantage LO, L.P., New Mountain Vantage Focus, L.P., New Mountain Vantage (California) II, L.P., New Mountain Vantage, L.P., New Mountain Vantage Co-Invest II, L.P., New Mountain Vantage GP, L.L.C. and New Mountain Vantage Advisers, L.L.C. (collectively, the “NMV Entities” or “we”), as well as Ramakrishna Prasad Chintamaneni and Patricia B. Morrison (collectively, the “NMV Nominees”) and Michael J. Baresich, Chad Fauser and Nadia Shouraboura (the “NMV Alternates”). The NMV Entities beneficially own, in the aggregate, 2,979,665 shares of Common Stock, which represents approximately ●% of the Company’s outstanding shares of Common Stock or ●% of the Company’s outstanding shares of Capital Stock based on the ● shares of Common Stock outstanding and the 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock, according to the Company, as of the Record Date. By way of Cash Derivative Agreements (as more fully described in this Proxy Statement), the NMV Entities have additional economic exposure to, in the aggregate, 272,382 shares of Common Stock, which represents approximately ●% of the Company’s outstanding shares of Common Stock or ●% of the Company’s outstanding shares of Capital Stock based on the ● shares of Common Stock outstanding and the 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock, according to the Company, as of the Record Date. See the section titled “Information About the Participants — NMV Entities and Associates” and “Information About the Participants — Cash Derivative Agreements” for more information about the additional economic exposure of the NMV Entities.

As more fully discussed in this Proxy Statement, we are soliciting proxies to be used at the Annual Meeting for the election of each of the NMV Nominees and, if applicable, the NMV Alternates, as directors of the Company.

THIS SOLICITATION IS BEING MADE BY THE NMV ENTITIES, NMV NOMINEES AND NMV ALTERNATES, NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

The NMV Nominees and NMV Alternates are highly-qualified and are committed to acting in the best interest of all Virtusa stockholders. We urge you to elect the NMV Nominees and, if applicable, the NMV Alternates, to the Company’s Board of Directors (the “Board of Directors” or the “Board”) because, as further discussed in this Proxy Statement, we believe that election of new members to the Board of Directors would be beneficial to the Company and its stockholders.

This Proxy Statement is first being sent or given to stockholders on or about ●, 2020. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Virtusa stockholders shall not create any implication to the contrary. You are advised to read this Proxy Statement and other relevant documents when they become available because they contain, and will contain, important information.

Your vote is important, no matter how few shares you own. The NMV Entities urge you to sign, date and return the enclosed BLUE proxy card or voting instruction form today to vote FOR the election of the NMV Nominees and, if applicable, the NMV Alternates and in accordance with the NMV Entities’ recommendations on the other proposals on the agenda for the Annual Meeting.

Do not sign or return any proxy card you may receive from Virtusa. If you have already submitted a proxy card, it is not too late to change your vote — simply sign, date and return the BLUE proxy card. Only your latest dated proxy will be counted.

If your shares are held in your own name, please authorize a proxy to vote by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

If your shares are held in the name of a brokerage firm, bank or other custodian, only that firm can vote such shares and, with respect to the election of directors, only upon receipt of your specific instruction. If you fail to give that instruction to your brokerage firm, bank or other custodian, this may be deemed a “broker non-vote” and will have no effect with respect to the election of directors at the Annual Meeting. Accordingly, we urge you to contact the person responsible for your account and instruct that person to ensure that a BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed BLUE voting instruction form. If your brokerage firm, bank or other custodian provides for voting instructions to be delivered to them by internet or telephone, instructions will be included with the enclosed BLUE voting instruction form. The NMV Entities have retained Harkins Kovler, LLC (“HK”) to assist in the solicitation of proxies and for related services. If you have any questions regarding this Proxy Statement or the voting of your shares please contact HK at:

3 Columbus Circle, 15th Floor

New York, NY 10019

Stockholders Call Toll-Free: +1 (800) 326-5997

Banks and Brokers Call Collect: +1 (212) 468-5380

Email: VRTU@HarkinsKovler.com

This Proxy Statement, as well as other proxy materials distributed by the NMV Entities, are available free of charge online at ● and www.sec.gov.

Thank you for your support.

Sincerely,

New Mountain Vantage LO, L.P.

BACKGROUND OF THE SOLICITATION

New Mountain Vantage Advisers, L.L.C. (“New Mountain Vantage” or “we”) manages concentrated public equity portfolios, both long-only and long/short. New Mountain Vantage began investing in 2006 with a focus on corporate governance and selective engagement since inception.

The NMV Entities began investing in the Company in the fall of 2019.

On March 27, 2020, we held a diligence call with Ranjan Kalia (Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company) regarding the Company. Matters related to corporate governance and board composition were not discussed.

On April 23, 2020, we conducted a preliminary call with Kris Canekeratne (Chairman and Chief Executive Officer of the Company) and Mr. Kalia where we informed them that we were a significant investor in the Company and provided them with background materials on New Mountain Vantage. On this call, we arranged for a more substantive call, including with other members of management, to discuss the Company.

On April 29, 2020, we conducted a call with Mr. Canekeratne, Mr. Kalia, and Thomas R. Holler (Executive Vice President & Chief Strategy Officer at the Company) where we delivered an in-depth presentation describing why we believe the market undervalues the Company and its potential to create long-term stockholder value. We stated that New Mountain Vantage was prepared to provide strategic assistance to the Company to help facilitate operational improvements and suggested the creation of a Business Optimization Committee of the Board. We also stated our belief that increased stockholder representation on the Board would be in the best interest of the Company and all stockholders, and that Messrs. Fauser and Chintamaneni would be valuable additions to the Board based on their experience and qualifications.

On May 18, 2020, we conducted a follow-up call with Mr. Canekeratne, Mr. Kalia and Mr. Holler where we continued the discussion from April 29, 2020 regarding New Mountain Vantage, the Company’s performance and the need for increased stockholder representation on the Board by adding Messrs. Fauser and Chintamaneni. At this time, despite our expectation for a response to our previous recommendations and request for Board representation, the Company indicated that it was not prepared to respond.

On May 20, 2020, we followed-up with Mr. Canekeratne regarding the May 18, 2020 call, and we were subsequently offered the opportunity to speak with additional members of the Board.

On May 27, 2020, we conducted a call with Vikram S. Pandit (a Director of the Company elected by the holders of Series A Convertible Preferred Stock, member of the Nominating and Corporate Governance Committee of the Board and Chair of the Compensation Committee of the Board) and Rowland T. Moriarty (a Class II Director of the Company and Chair of the Nominating and Corporate Governance Committee of the Board). On this call we explained our concerns about the Company’s performance and again expressed our belief that increased stockholder representation on the Board was needed to foster more management accountability and improve performance. We also discussed the qualifications and experience of Messrs. Fauser and Chintamaneni and why they would be ideal candidates for the Board. We also conveyed to Messrs. Pandit and Moriarty that while we hoped to work privately and constructively with the Board, we were prepared to appeal directly to stockholders.

On May 30, 2020, the Company asked us to provide formal written responses to nine extensive questions regarding topics we had addressed in our prior written materials provided to, and our conversations with, the Company. The following day, we conducted a call with Mr. Pandit and Mr. Moriarty regarding the purpose of the questionnaire, whether the request represented constructive engagement by the Company that was likely to lead to increased stockholder representation on the Board, and whether other candidates considered for Board appointment are required to complete a similar questionnaire.

On June 2, 2020, we submitted our written responses to the questions from the Company.

On June 9, 2020, Mr. Fauser and Mr. Chintamaneni participated in separate conversations with Izhar Armony (a Class II Director of the Company and member of the Nominating and Corporate Governance Committee of the Board) and Deborah C. Hopkins (a Class II Director of the Company and member of the Nominating and Corporate Governance Committee of the Board). During these conversations Messrs. Fauser and Chintamaneni again described their views of Company performance, and the need to improve accountability, which they explained would be best accomplished through increased stockholder representation on the Board.

On June 12, 14 and 15, 2020, we conducted several calls with Messrs. Canekeratne, Kalia, Holler, Pandit and Moriarty. On these calls, the Company informed us that the Board had rejected our request that Mr. Fauser and Mr. Chintamaneni join the Board and that the Board had instead identified a new director that it intended to appoint to the Board. The Company offered to allow New Mountain Vantage the opportunity to meet with this candidate prior to his appointment and to jointly announce with the Company the addition of this individual to the Board. We expressed our willingness to meet with this potential director, but reiterated our position that increased stockholder representation on the Board was critical to fostering appropriate accountability and improving performance. We also reiterated our significant concerns regarding the Company’s corporate governance and discussed Institutional Shareholder Services Inc.’s (“ISS”) guidelines in light of the Company’s performance and corporate governance deficiencies. We informed the Company that while we were prepared to submit a director nomination notice, for the benefit of the Company and its stockholders, we would prefer to resolve the situation amicably. As these calls progressed, we proposed to compromise by modifying our request such that if the Board appointed either of Mr. Fauser or Mr. Chintamaneni, and one director not affiliated with New Mountain Vantage but who was mutually acceptable to us and the Company, we would not submit a nomination notice (or would withdraw it, if submitted). We further stated that we had identified four highly-qualified independent candidates who we were prepared to introduce to the Board. Representatives from the Board never requested the names of these candidates or that we make the offered introduction.

On June 15, 2020, we sent a follow-up email to Mr. Moriarity attaching the relevant ISS guidelines discussed on our prior calls.

On June 17, 2020, New Mountain Vantage LO, L.P., a record holder of Common Stock, delivered to the Company notice of its nomination of three nominees and, if applicable, two alternates, for election to the Board of Directors at the Annual Meeting. Concurrent with the delivery of the nomination notice, the NMV Entities also sent a detailed letter to the Board, describing their concerns about the Company and supporting their belief that the addition of new directors to the Board would be in the best interest of stockholders. At that time, we did not publicly disclose the submission of our nomination notice or the accompanying letter.

On June 18, 2020, we conducted a call with Mr. Moriarty and Ms. Hopkins regarding our nomination notice. We noted that we had not publicly disclosed our nomination notice and again expressed a desire to avoid a proxy contest that would distract management and result in the expenditure of significant Company funds.

On June 19, 2020, without providing any prior notice to the NMV Entities, the Company publicly disclosed that the NMV Entities had nominated three nominees for election to the Board of Directors at the Annual Meeting and announced that it was increasing the size of the Board to ten directors and electing Abidali Neemuchwala to the Board effective immediately.

On June 22, 2020, we issued a press release confirming our nomination of three nominees for election to the Board of Directors and attaching our June 17, 2020 letter to the Board. We also filed the press release, with the June 17, 2020 letter, with the U.S. Securities and Exchange Commission (the “SEC”).

During the weeks of June 22, 2020 and June 28, 2020, members of the Board held telephonic conferences with two of our three nominees, Ms. Morrison and Mr. Baresich.

On July 6, 2020, we filed a Schedule 13D with the SEC disclosing that, as of July 2, 2020, we collectively beneficially owned approximately 8.98% of the Company’s outstanding shares of Common Stock, and we had additional economic exposure by way of Cash Derivative Agreements to approximately 1.79% of the Company’s outstanding shares of Common Stock, such that, by ownership of shares of Common Stock and pursuant to Cash Derivative Agreements, we had combined economic exposure to, in the aggregate, 10.78% of the Company’s outstanding shares of Common Stock. We also delivered to the Company a demand letter for a copy of a list of the Company’s stockholders pursuant to Section 220 of the Delaware General Corporation Law (the “220 Demand Letter”).

On July 22, 2020, we entered into a confidentiality agreement with the Company relating to the 220 Demand Letter.

On July 27, 2020, we delivered to the Company a demand letter for copies of certain corporate records of the Company (the “Corporate Records Demand Letter”).

On July 29, 2020, we filed with the SEC an amendment to our Schedule 13D disclosing that, as of July 28, 2020, we collectively beneficially owned approximately 9.89% of the Company’s outstanding shares of Common Stock, and we had additional economic exposure by way of Cash Derivative Agreements to approximately 0.90% of the Company’s outstanding shares of Common Stock, such that, by ownership of shares of Common Stock and pursuant to Cash Derivative Agreements, we had combined economic exposure to, in the aggregate, 10.79% of the Company’s outstanding shares of Common Stock.

On August 3, 2020, the Company filed with the SEC a preliminary proxy statement for the Annual Meeting (as amended, the “Company’s 2020 Proxy Statement”) disclosing, among other things, that one of the Class I Directors of the Company was not nominated for reelection because he is over the age of 72 and the Company’s corporate governance guidelines required that he not stand for re-election.

Concurrently with the filing of this Proxy Statement, the NMV Entities issued a press release regarding continued corporate governance deficiencies of the Company and requested, among other things, that the Company provide more information regarding the existence and terms of the Board age limitation policy, the lack of prior public disclosure by the Company regarding this policy, the Company’s application of this policy (including the circumstances surrounding the prior re-election of current or former members of the Board that do not appear to be in compliance with this policy), and the determination to reduce the size of the Board notwithstanding the Company’s public statements regarding its ongoing director search process.

On August 10, 2020, the Company filed with the SEC an amendment to the Company’s 2020 Proxy Statement.

REASONS FOR OUR SOLICITATION

We are soliciting your support to elect the NMV Nominees and, if applicable, the NMV Alternates, at the Annual Meeting because we are extremely dissatisfied with the Company’s long-term performance. We believe that the Company is beset with poor profit margins, a lack of revenue diversification, significant earnings volatility, weak earnings per share growth, a flawed management compensation structure, poor capital allocation and material corporate governance deficiencies. Additional detail regarding our positions in respect of the Company are set forth in the press release and accompanying letter to the Board filed with the SEC on June 22, 2020 which we incorporate by reference.

While we see a tremendous value creation opportunity at the Company, we believe that remedying the Company’s current problems will only be achieved through increased stockholder participation on the Board to ensure better operating performance, appropriate accountability, better alignment between management compensation and stockholder returns, and improved corporate governance.

We are confident that we have assembled the right people who can work with and provide appropriate oversight of management to create substantial value for the benefit of all Company stockholders. We strongly believe our slate of directors brings sophisticated expertise to the Company. The NMV Nominees and NMV Alternates have extensive experience in information technology, business strategy, operations, finance, accounting and corporate governance. See the section titled “Matters to be Considered at the Annual Meeting — Biographical Information Regarding the NMV Nominees and NMV Alternates” for a description of our nominees’ qualifications.

The NMV Nominees and, if applicable, the NMV Alternates, are committed to acting in the best interest of all Virtusa stockholders and fully recognize that as members of the Board they will owe fiduciary duties to all stockholders.

WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION OF THE NMV NOMINEES AND, IF APPLICABLE, THE NMV ALTERNATES, BY VOTING ON THE BLUE PROXY CARD IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS PROXY STATEMENT.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Election of Directors

The Board of Directors currently consists of ten directors. According to the Company’s 2020 Proxy Statement, one of the Class I Directors of the Company was not nominated for reelection because he is over the age of 72 and the Company’s corporate governance guidelines required that he not stand for re-election, so the Board of Directors following the Annual Meeting shall consist of nine directors. At the Annual Meeting, two directors are to be elected to the Board of Directors by the holders of shares of Common Stock and the holders of shares of Series A Convertible Preferred Stock (on an as-converted basis) voting together as one class. These directors shall serve for a three-year term, until their successors are duly elected and qualified or until their earlier resignation, death or removal. On June 17, 2020, we gave notice to the Company of our intention to nominate three nominees, including the NMV Nominees, and, if applicable, two alternates, to serve as directors of the Company.

We are seeking your proxy to vote for the election to the Board of Directors of two individuals — Ramakrishna Prasad Chintamaneni and Patricia B. Morrison. As more fully described in this Proxy Statement, if (i) the Board increases or decreases the number of directors to be nominated and elected at the Annual Meeting or makes or announces any changes to the Company’s Amended and Restated By-laws (the “By-laws”), or takes or announces any other action that purports to have, or if consummated would or would purport to have, the effect of disqualifying any of the NMV Nominees or any additional nominee nominated or (ii) any NMV Nominee is unable or hereafter becomes unwilling for any reason to serve as a director, the NMV Entities reserve the right to request the appointment or election of substitute persons for any of the NMV Nominees. In addition, if any of the above-mentioned events occur, we are seeking your proxy to vote for the election of Michael J. Baresich, Chad F. Fauser and/or Nadia Shouraboura to the Board. See the section titled “Information About the Participants — NMV Alternates” below.

Each of the NMV Nominees and NMV Alternates has consented to being named a nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board of Directors if elected.

Directors will be elected by a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors, meaning that the two nominees receiving the most votes will be elected. Abstentions, if any, will have no effect on the result of this vote and broker non-votes may not occur.

WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION OF THE NMV NOMINEES AND, IF APPLICABLE, THE NMV ALTERNATES, BY VOTING ON THE BLUE PROXY CARD IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS PROXY STATEMENT.

Biographical Information Regarding the NMV Nominees and NMV Alternates

The following information concerning the age, principal occupation and business experience during the last five years, and current public directorships of each of the NMV Nominees and NMV Alternates has been furnished to the NMV Entities by each of the NMV Nominees.

Name, Age and Business Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships
Ramakrishna Prasad Chintamaneni Age: 50 787 7th Avenue 49th Floor New York, NY 10019

Mr. Chintamaneni joined New Mountain Capital, L.L.C., an alternative investment manager, in 2019. From 1999 until joining New Mountain Capital, Mr. Chintamaneni worked in various roles at Cognizant, a provider of IT services, including digital, technology, consulting, and operations services. During the three years prior to joining New Mountain Capital, he served as Cognizant’s President, Global Industries and Consulting. In this role, Mr. Chintamaneni led Cognizant’s vertical commercial organization, which included all industry verticals and the global consulting business. Prior to joining Cognizant, Mr. Chintamaneni spent seven years in the investment banking and financial services industry, including working at Merrill Lynch and its affiliates as an Investment Banker and member of Merrill’s Business Strategy Committee in India. Mr. Chintamaneni currently serves on the board of emids. Mr. Chintamaneni holds a Bachelor of Technology degree in Chemical Engineering from the Indian Institute of Technology, Kanpur, and a Postgraduate Diploma in Business Management from XLRI – the Xavier School of Management in India.

Mr. Chintamaneni has significant capital allocation, technology services and financial services experience and expertise. For these reasons, we believe Mr. Chintamaneni is exceptionally well-qualified to serve as a director of the Company.

Patricia B. Morrison Age: 61 333 S Maya Palm Dr. Boca Raton, FL 33432	Ms. Morrison served as Executive Vice President Customer Support Services & Chief Information Officer at Cardinal Health, Inc., which provides health care services, from August 2009 to September 2018. Earlier in her career, Ms. Morrison served as Executive Vice President and Chief Information Officer for Motorola, Inc. from July 2005 to August 2008, as Executive Vice President and Chief Information Officer for Office Depot, Inc. from April 2002 to April 2005, as Senior Vice President of Information Technology for PepsiCo, Inc. from September 2001 to December 2001, as Vice President and Chief Information Officer for the Quaker Oats Company from June 2000 to September 2001 and as Chief Information Officer for GE Electrical Distribution & Control, a division of the multinational conglomerate General Electric (later merged in September 1998 with another division to become GE Industrial Systems) from April 1997 to June 2000. From January 1981 to March 1997,

Name, Age and Business Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Ms. Morrison held several positions of increasing responsibility at The Proctor & Gamble Company, including Manager of Management Systems for the Cosmetics & Fragrance Division and Associate Director of US Finance & Accounting Systems. Mr. Morrison currently serves on the board of directors for Splunk, Inc. (NASDAQ: SPLK), which provides software for searching, monitoring and analyzing machine-generated big data, where she serves as chair of the nominating and governance committee and as a member of the audit committee, and for Baxter Healthcare (NYSE: BAX), a health care products provider, where she serves as a member of the audit committee. Ms. Morrison also currently serves on the Miami University Farmer School of Business advisory board. Ms. Morrison previously served as a director for Aramark, a food service, facilities and uniform services company, from 2017 to 2019 (where she served as a member of the audit and finance committees), Jo-Ann Stores, a specialty retailer of crafts and fabrics that went private in 2011 (where she served as the chair of the governance committee) and SPSS, a software company acquired by IBM in 2009. Ms. Morrison holds a BA in Mathematics & Statistics and a BS in Secondary Education from Miami University.

Ms. Morrison has significant experience as a highly accomplished information technology executive with significant public company board experience and an in-depth knowledge of global, enterprise business processes. For these reasons, we believe Ms. Morrison is exceptionally well-qualified to serve as a director of the Company.

Michael J. Baresich Age: 66 50 E. 28th St. 17D New York, NY 10016	Mr. Baresich founded New York Tech Advisors, LLC in 2019, which provides specialized advisory services to technology-focused companies, and currently serves as the company’s Chief Executive Officer. Mr. Baresich served as the Chief Information Officer at Ally Financial, which provides digital financial services, from 2012 until his retirement from Ally in 2019. Earlier in his career, Mr. Baresich served as the Chief Information Officer at CIT Group from 2006 to 2012, as Chief Information Officer at Citigroup Asset Management from 2005 to 2006, as co-founder and Chief Executive Officer at Cokinetic Systems Corporation from 2001 to 2005 and as Global Head of Information Technology and Operations at Deutsche Bank Asset Management from 1999 to 2001. From 1985 to 1999, Mr. Baresich held several positions of increasing responsibility at Bankers Trust Retirement Services and Bankers Trust Private Wealth Management, including Global Head of Information Technology,

Name, Age and Business Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Operations, Client Service, General Manager for Bankers Trust Switzerland, A.G and Managing Director – Investment Advisory & Trust. Prior to that, Mr. Baresich served as Assistant Vice President at Merrill Lynch in the Sharebuilder Discount Brokerage division and as a marketing & communications associate at Wihuri Oy Wipak in Finland. Mr. Baresich currently serves on the Technology Transformation Advisory Board of New York Life, the board of directors of LendingFront, a venture-backed software company providing white label Software-as-a-Service solutions for small business lenders, and Skilled, a not-for-profit organization working to provide opportunities for adults with autism. Mr. Baresich previously served on the board of directors for CoKinetic Systems Corporation, an information technology and services company, (where he served as Chairman and Director before a successful exit in December 2018) and Gartmore Mutual Funds and Gartmore Variable Insurance Trust (where he served as Trustee and resigned in March 2005 for his Citigroup Appointment). Mr. Baresich holds a BA from Harpur College, Binghamton University, a MA from the University of Florida and an MBA from the Wharton School, University of Pennsylvania.

Mr. Baresich has significant experience as an information technology executive at leading financial institutions and extensive executive committee experience at Fortune 500 companies. For these reasons, we believe Mr. Baresich is exceptionally well-qualified to serve as a director of the Company.

Chad W. Fauser Age: 46 787 7th Avenue 49th Floor New York, NY 10019	Mr. Fauser joined New Mountain Capital, L.L.C., an alternative investment manager, in 2018. Prior to joining New Mountain Capital, he was most recently the Co-Founding Partner and Head of Research at Venetus Partners, an investment advisory and portfolio management service provider that pursued a fundamental, event-driven strategy with selective use of activism. Prior to Venetus, Mr. Fauser served as a Partner at Trian Fund Management, an asset manager, and was a key member of the investment team from inception in 2005 through 2015. During his time at Trian, Mr. Fauser was a member of the Investment Committee of Trian Credit Partners and served as Executive Vice President of Trian Acquisition I Corp. Prior to joining Trian, Mr. Fauser was Vice President, Corporate Development of Triarc Companies, Inc. from 2003-2005. Mr. Fauser began his career at Morgan Stanley in the Investment Banking Division, where he held several positions from 1996-2003. Mr. Fauser currently serves on the board of directors for Classic Collision, a leading multi-site operator of collision repair centers in the U.S.

Name, Age and Business Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Mr. Fauser holds a B.A. in Economics, Magna Cum Laude, from Duke University.

Mr. Fauser has significant business strategy, capital allocation and corporate governance experience and expertise. For these reasons, we believe Mr. Fauser is exceptionally well-qualified to serve as a director of the Company.

Nadia Shouraboura Age: 50 787 7th Avenue 49th Floor New York, NY 10019

Dr. Shouraboura joined New Mountain Capital, L.L.C., an alternative investment manager, in 2018. Prior to joining New Mountain Capital, Dr. Shouraboura co-founded Anko Retail Incorporated in 2018, an online retailer that utilizes blockchain and innovative technologies to be able to offer designer products at low prices, and Hointer, Inc. in 2012, a high-end Seattle men’s denim store, which is now part of Wesfarmers Group. Earlier in her career, Dr. Shouraboura worked at Amazon.com from 2004 to 2012 and served on its executive team responsible for overall direction and operations of Amazon. Dr. Shouraboura currently serves on the boards of Ferguson plc (LSE: FERG), a multinational building materials distribution company, and X5 Retail Group N.V. (LSE: FIVE), the largest food retailer in Russia. Dr. Shouraboura also serves on the Supervisory Board of Tosca Services LLC, a manufacturer and supplier of container solutions. Dr. Shouraboura has previously served as a director for Cimpress plc, a world leader in mass customization. Dr. Shouraboura holds degrees in mathematics and computer science from Moscow State University and Tel Aviv University and a PhD in Mathematics from Princeton University.

Dr. Shouraboura has broad experience at technology companies and significant information technology and business operations experience and expertise. For these reasons, we believe Dr. Shouraboura is exceptionally well-qualified to serve as a director of the Company.

If elected, each NMV Nominee (or NMV Alternate) would receive such directors’ fees as may be payable by the Company in accordance with its practice at the time. Except as described in this Proxy Statement, there are no understandings or arrangements between any of the NMV Nominees, NMV Alternates or any other person pursuant to which the nominations are to be made by the NMV Entities. Pursuant to nominee agreements entered into by each of the NMV Nominees and NMV Alternates with New Mountain Vantage Advisers, L.L.C., New Mountain Vantage Advisers, L.L.C. agreed to indemnify each NMV Nominee and NMV Alternate against certain potential liabilities that might arise in connection with such person being named as a director nominee and related matters. Such indemnification provisions of the nominee agreements only cover such person’s service as a nominee and not, if elected, as a director of the Company. See the section titled “Information About the Participants — Nominee Agreements” for more information about the nominee agreements. Additional information concerning the NMV Nominees and NMV Alternates is set forth in Appendix A to this Proxy Statement.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Based on information contained in the Company’s 2020 Proxy Statement, we currently expect that at the Annual Meeting the holders of Capital Stock will be asked to approve the appointment of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for fiscal 2021. According to the Company’s 2020 Proxy Statement, as a matter of good corporate governance, the Audit Committee of the Board has determined to submit the proposal to holders of Capital Stock for ratification. According to the Company’s 2020 Proxy Statement, even if the appointment is ratified, the Audit Committee of the Board may select a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of the Company and its stockholders. According to the Company’s 2020 Proxy Statement, the affirmative vote of a majority of the votes cast at the meeting is required for ratification of this proposal. According to the Company’s 2020 Proxy Statement, abstentions, if any, will have no effect on the result of this vote and broker non-votes may not occur. We recommend that you vote “FOR” this proposal to ratify the appointment of the Company’s independent registered public accounting firm for fiscal 2021.

Based on information contained in the Company’s 2020 Proxy Statement, we currently expect that at the Annual Meeting the holders of Capital Stock will be asked to approve, on an advisory basis, the compensation of the Company’s named executive officers. According to the Company’s 2020 Proxy Statement, the Board and the Compensation Committee of the Board value the opinion of the Company’s stockholders and will review and consider the outcome of the vote when considering future compensation decisions for the Company’s named executive officers. According to the Company’s 2020 Proxy Statement, the affirmative vote of a majority of the votes cast at the meeting is required for approval of this proposal on an advisory basis. According to the Company’s 2020 Proxy Statement, abstentions, if any, will have no effect on the result of this vote and broker non-votes may not occur. As set forth above in the section titled “Reasons for Our Solicitation” we believe the Company has underperformed, has poor alignment of interest between management compensation metrics and Company performance, and that the compensation of certain of the executive officers of the Company, including its Chairman and Chief Executive Officer, are outsized relative to the performance of the Company and compensation of peer executives. Accordingly, we recommend voting “AGAINST” this proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.

The accompanying BLUE proxy card includes a proposal ratifying the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal 2021 and a proposal regarding the approval, on an advisory basis, of the compensation of the Company’s named executive officers; however, the proxy card can only be voted on these proposals if the proposals are actually presented at the Annual Meeting. You may vote for or against, or you may abstain from voting on, these proposals, and the accompanying BLUE proxy card will be voted on these proposals in accordance with your instructions thereon if these proposals are presented at the Annual Meeting. If you do not indicate any voting instruction, you will be deemed to have given a direction to vote the shares represented by the BLUE proxy card “FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal 2021 and “AGAINST” the approval, on an advisory basis, of the compensation of the Company’s named executive officers.

Except as set forth in this Proxy Statement, including the ratification of the appointment of the Company’s independent registered public accounting firm and the approval, on an advisory basis, of the compensation of the Company’s named executive officers, the NMV Entities are not aware of any other matter to be considered at the Annual Meeting by the holders of Capital Stock as a class. However, if the NMV Entities learn of any other proposals made at a reasonable time before the Annual Meeting, the NMV Entities will either supplement this Proxy Statement and provide holders of Capital Stock with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the BLUE proxy card solicited by the NMV Entities will vote such proxies in their discretion.

The participants in this solicitation intend to vote their shares “FOR” the election of the NMV Nominees and, if applicable, the NMV Alternates, “FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal 2021, and “AGAINST” the approval, on an advisory basis, of the compensation of the Company’s named executive officers.

INFORMATION ABOUT THE PARTICIPANTS

NMV Entities and Associates

Each of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., and (iv) New Mountain Vantage, L.P. is organized as a limited partnership under the laws of the State of Delaware, and its principal business is to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

New Mountain Vantage Co-Invest II, L.P. is organized as an exempt limited partnership under the laws of the Cayman Islands, and its principal business is to seek long-term capital appreciation primarily through investments in or correlated to the Company.

New Mountain Vantage GP, L.L.C. is organized as a limited liability company under the laws of the State of Delaware, and its principal business is to serve as the general partner of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P.

New Mountain Vantage Advisers, L.L.C. is organized as a limited liability company under the laws of the State of Delaware, and its principal business is to serve as the investment adviser and manager of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P.

Steven B. Klinsky is the sole managing member of New Mountain Vantage GP, L.L.C. and the sole member of New Mountain Vantage Advisers, L.L.C. and as such may be deemed an “associate” of the NMV Entities.

The business address of each of the NMV Entities and Mr. Klinsky is c/o New Mountain Vantage Advisers, L.L.C., 787 7th Avenue, 49th Floor, New York, NY 10019.

The NMV Entities and Mr. Klinsky, collectively, may be deemed to beneficially own an aggregate of 2,979,665 shares of Common Stock, representing approximately ●% of the Company’s outstanding shares of Common Stock or ●% of the Company’s outstanding shares of Capital Stock based on the ● shares of Common Stock outstanding and the 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock, according to the Company, as of the Record Date.

In addition, New Mountain Vantage Co-Invest II, L.P. has entered into notional principal amount derivative agreements in the form of cash settled swaps (“Cash Derivative Agreements”) that reference 272,382 shares of Common Stock, representing economic exposure comparable to approximately ●% of the Company’s outstanding shares of Common Stock or ●% of the Company’s outstanding shares of Capital Stock based on the ● shares of Common Stock outstanding and the 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock, according to the Company, as of the Record Date. The Cash Derivative Agreements provide economic results that are comparable to the economic results of ownership of shares of Common Stock but do not provide the power to vote or direct the voting or dispose of or direct the disposition of the referenced shares of Common Stock. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

As a result, the NMV Entities and Mr. Klinsky, collectively, by ownership of shares of Common Stock and pursuant to Cash Derivative Agreements, have combined economic exposure to, in the aggregate, shares of Common Stock representing approximately ●% of the Company’s outstanding shares of Common Stock or ●% of the Company’s outstanding shares of Capital Stock based on the ● shares of Common Stock outstanding and the 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock, according to the Company, as of the Record Date.

Additional information concerning the NMV Entities is set forth in Appendix A to this Proxy Statement.

Additional information concerning transactions in securities of the Company effected during the past two years by the NMV Entities is set forth in Appendix B to this Proxy Statement.

NMV Nominees

See the section titled “Matters to be Considered at the Annual Meeting — Biographical Information Regarding the NMV Nominees and NMV Alternates” for information about the NMV Nominees.

Additional information concerning transactions in securities of the Company effected during the past two years by the NMV Nominees is set forth in Appendix B to this Proxy Statement.

NMV Alternates

If (i) the Board increases or decreases the number of directors to be nominated and elected at the Annual Meeting or makes or announces any changes to the By-laws or takes or announces any other action that purports to have, or if consummated would or would purport to have, the effect of disqualifying any of the NMV Nominees or any additional nominee nominated or (ii) any NMV Nominee is unable or hereafter becomes unwilling for any reason to serve as a director, the NMV Entities reserve the right to request the appointment or election of substitute persons for any of the NMV Nominees. In addition, if any of the above-mentioned events occur, we are seeking your proxy to vote for the election of one or more of the NMV Alternates to the Board.

If the NMV Entities nominate one or more of the NMV Alternates in the circumstances described above, the NMV Entities will use the BLUE proxy card to vote for one or more of the NMV Alternates, in our discretion, in addition to the NMV Nominees or in place of such NMV Nominees, as applicable. Each of the NMV Alternates has signed a Nominee Agreement and agreed to being named as a nominee in this Proxy Statement and has confirmed his or her willingness to serve on the Board if elected. To the extent the context so requires, all references in this Proxy Statement to the NMV Nominees shall be deemed to include the NMV Alternates.

See the section titled “Matters to be Considered at the Annual Meeting — Biographical Information Regarding the NMV Nominees and NMV Alternates” for additional information about the NMV Alternates.

Additional information concerning transactions in securities of the Company effected during the past two years by the NMV Alternates is set forth in Appendix B to this Proxy Statement.

Organizational Agreements

New Mountain Vantage Co-Invest II, L.P. was organized to seek long-term capital appreciation primarily through investments in the Company. New Mountain Vantage GP, L.L.C. is the general partner of New Mountain Vantage Co-Invest II, L.P., and has voting and dispositive power over the shares of Common Stock held by New Mountain Vantage Co-Invest II, L.P., pursuant to the Amended and Restated Exempted Limited Partnership Agreement of New Mountain Vantage Co-Invest II, L.P., dated as of January 29, 2020.

New Mountain Vantage Co-Invest II Feeder, L.P. was organized to be the sole limited partner of New Mountain Vantage Co-Invest II, L.P. and, therefore, to seek long-term capital appreciation primarily through its indirect investments in the Company. New Mountain Vantage GP, L.L.C. is the general partner of New Mountain Vantage Co-Invest II Feeder, L.P., and has voting and dispositive power over the shares of Common Stock held by New Mountain Vantage Co-Invest II Feeder, L.P., pursuant to the Amended and Restated Exempted Limited Partnership Agreement of New Mountain Vantage Co-Invest II Feeder, L.P., dated as of January 29, 2020.

Nominee Agreements

Pursuant to nominee agreements entered into by each of the NMV Nominees and NMV Alternates with New Mountain Vantage Advisers, L.L.C., New Mountain Vantage Advisers, L.L.C. agreed to indemnify each NMV Nominee and NMV Alternate against certain potential liabilities that might arise in connection with such person being named as a director nominee and related matters. Such indemnification provisions of the nominee agreements only cover a person’s service as a nominee and not, if elected, as a director of the Company. The foregoing description of the Nominee Agreement is a summary only and is subject to, and qualified in its entirety by reference to, the form of Nominee Agreement attached hereto as Appendix C to this Proxy Statement.

Cash Derivative Agreements

As described above, New Mountain Vantage Co-Invest II, L.P. has entered into Cash Derivative Agreements.

In addition, New Mountain Vantage (California) II, L.P. and New Mountain Vantage, L.P. previously entered into Cash Derivative Agreements. The Cash Derivative Agreements provided economic results that were comparable to the economic results of ownership of shares of Common Stock but did not provide the power to vote or direct the voting or dispose of or direct the disposition of the referenced shares of Common Stock. The counterparties to the Cash Derivative Agreements were unaffiliated third party financial institutions. New Mountain Vantage (California) II, L.P. and New Mountain Vantage, L.P. have settled the Cash Derivative Agreements to which they were party and are no longer party to any Cash Derivative Agreements.

Equity Settled Derivative Securities

New Mountain Vantage (California) II, L.P. and New Mountain Vantage, L.P. previously held equity settled derivative securities that referenced shares of Common Stock (the “Equity Settled

Derivative Securities”). The Equity Settled Derivative Securities provided economic results that were comparable to the economic results of ownership of shares of Common Stock and could be settled by the disposition of the referenced shares of Common Stock. The issuers of the Equity Settled Derivative Securities were unaffiliated third party financial institutions. New Mountain Vantage (California) II, L.P. and New Mountain Vantage, L.P. no longer hold any Equity Settled Derivative Securities.

Generally

Certain of the NMV Entities are entitled to receive performance-related fees that are based in part on the value (and any appreciation thereof) of the assets held by the NMV Entities, which include shares of Capital Stock of the Company. Mr. Chintamaneni, Mr. Fauser and Ms. Shouraboura, by virtue of their employment with the NMV Entities, may have an indirect interest in such fees.

Each of the NMV Nominees and NMV Alternates may be deemed to have an interest in the election of directors at the Annual Meeting by virtue of any compensation and indemnification such person will receive from the Company as a director, if elected to the Board.

VOTING AND PROXY PROCEDURES

How do I vote by proxy?

If your shares are held in your own name, please authorize a proxy to vote by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

How do I vote shares that I hold through a broker, bank or other custodian?

If you hold shares through someone else, such as a brokerage firm, bank or other custodian, you will receive voting material from that firm. You can complete the BLUE voting instruction form and return it as requested by the firm. If the firm offers internet or telephone voting, the voting instruction form will contain instructions on how to access and utilize those voting methods. If you hold your shares in a stock brokerage account or by a bank or other custodian, you will not be able to vote in person at the Annual Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other custodian and present it at the Annual Meeting.

What if I plan to attend the Annual Meeting, should I still submit a BLUE proxy card?

Yes. Whether or not you plan to attend the Annual Meeting, we urge you to submit a BLUE proxy card. Returning the enclosed BLUE proxy card will not affect your right to attend and vote at the Annual Meeting.

What if I want to revoke my proxy?

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date or submitting a later proxy using the telephone or internet voting procedures described above, (ii) filing a later-dated written revocation with the Secretary of the Company, or (iii) attending and voting at the Annual Meeting in person (though attendance alone is not sufficient to revoke a prior proxy). Attendance at the Annual Meeting will not in and of itself constitute a revocation. If you hold your shares in a brokerage account or by a bank or other custodian, unless you have obtained a “legal proxy” from your brokerage firm, bank or other custodian, you will need to follow the instructions provided by your brokerage firm, bank or other custodian to revoke your voting instruction form or submit a new voting instruction form.

What should I do if I receive a proxy card solicited by the Company?

If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not sign or return the proxy card solicited by the Company or follow any voting instructions provided by the Company unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to the Company, or voted for its nominees through telephone or internet voting procedures, you may revoke that vote and provide your support to the NMV Nominees by signing, dating and returning the enclosed BLUE proxy card or by following the instructions provided by your brokerage firm, bank or other custodian.

Who can vote?

Holders of Capital Stock as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you are a stockholder of record of shares of Capital Stock on the Record

Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares of Capital Stock held by you on the Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell such shares after such date.

The Company has set the close of business of ●, 2020 as the record date for determining stockholders who will be entitled to vote at the Annual Meeting (the “Record Date”). According to the Company, as of the Record Date, there were ● shares of Common Stock outstanding and 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock.

What is the required quorum?

The holders of record of at least a majority of the outstanding shares of the Capital Stock entitled to vote, present in person or represented by proxy, shall constitute a quorum for the Annual Meeting. The Annual Meeting cannot proceed without a quorum. Abstentions and broker non-votes, if any, are counted as present or represented for purposes of determining the presence or absence of a quorum for the Annual Meeting.

What vote is required for the proposals at the Annual Meeting?

Election of Directors — Based on the By-laws, assuming that a quorum is present, in a contested election, directors are elected by a plurality of the votes cast by the stockholders entitled to vote on such election of directors, meaning that the two nominees receiving the most votes would be elected to the Board. Abstentions, if any, will have no effect on the result of this vote and broker non-votes may not occur.

Ratification of the Appointment of Accounting Firm — According to the Company’s 2020 Proxy Statement, assuming that a quorum is present, for the ratification of the appointment of KPMG LLP, the affirmative vote of the holders of a majority of the votes cast is required for approval. According to the Company’s 2020 Proxy Statement, abstentions, if any, will have no effect on the result of this vote and broker non-votes, may not occur.

Advisory Vote on Executive Compensation — According to the Company’s 2020 Proxy Statement, although the vote is non-binding, assuming that a quorum is present, for the advisory vote on executive compensation, the affirmative vote of the holders of a majority of the votes cast is required for approval. According to the Company’s 2020 Proxy Statement, abstentions, if any, will have no effect on the result of this vote and broker non-votes may not occur.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NMV NOMINEES AND, IF APPLICABLE, THE NMV ALTERNATES, TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

If you have any questions regarding this Proxy Statement or the voting of your shares please contact HK at:

3 Columbus Circle, 15th Floor

New York, NY 10019

Stockholders Call Toll-Free: +1 (800) 326-5997

Banks and Brokers Call Collect: +1 (212) 468-5380

Email: VRTU@HarkinsKovler.com

Under applicable Delaware law, none of the holders of Capital Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted “FOR” the election of the NMV Nominees and, if applicable, the NMV Alternates, and you will be deemed to have given a direction to vote the shares represented by the BLUE proxy card “FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal 2021, and “AGAINST” the approval, on an advisory basis, of the compensation of the Company’s named executive officers.

BY EXECUTING THE BLUE PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

SOLICITATION; EXPENSES

Proxies may be solicited by mail, advertisement, telephone, internet, e-mail, facsimile, other media and personal solicitation by the NMV Entities, the NMV Nominees and the NMV Alternates. It is anticipated that certain regular employees of the NMV Entities may participate in the solicitation of proxies in support of the NMV Nominees and, if applicable, the NMV Alternates. No additional compensation will be paid to such employees, the NMV Entities or to the NMV Nominees or NMV Alternates for the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the NMV Entities’ solicitation material to their customers for whom they hold shares, and the NMV Entities will reimburse them for their reasonable out-of-pocket expenses.

New Mountain Vantage Advisers, L.L.C. has retained Harkins Kovler, LLC (“HK”) to assist in the solicitation of proxies and for related services. New Mountain Vantage Advisers, L.L.C. will pay HK an estimated fee of up to $● and has agreed to reimburse HK for certain out-of-pocket fees and expenses and to indemnify HK against certain liabilities and expenses, including reasonable legal fees and related charges. HK will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Approximately 25 persons will be used by HK in its solicitation efforts.

The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the NMV Entities. To the extent legally permissible, if successful in the election of one or more of the NMV Nominees and NMV Alternates, we currently intend to seek reimbursement from the Company for the costs of this solicitation. We do not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

The NMV Entities estimate that the total expenditures relating to this solicitation incurred by the NMV Entities will be approximately $●, approximately $● of which has been incurred to date. Such costs do not include legal fees and expenses in connection with any potential litigation.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact HK at the address or phone number specified above.

INFORMATION ABOUT THE COMPANY

Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 132 Turnpike Road, Southborough, Massachusetts 01772.

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained for a fee upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site at http://www.sec.gov where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge. This Proxy Statement, as well as other proxy materials distributed by the NMV Entities, are also available free of charge online at ●.

The NMV Entities have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s 2020 Proxy Statement, in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes Item 1 of Schedule 14A (date, time and place of the Annual Meeting), Item 5 of Schedule 14A (interest of certain persons in matters to be acted upon, other than the NMV Entities, NMV Nominees and NMV Alternates), Item 6 of Schedule 14A (voting securities and principal holders thereof, other than the NMV Entities, NMV Nominees and NMV Alternates), Item 7 of Schedule 14A (directors and executive officers, other than the NMV Nominees and NMV Alternates), Item 8 of Schedule 14A (compensation of directors and executive officers), Item 9 of Schedule 14A (independent public accountants), information concerning the proposal regarding the approval, on an advisory basis, of the compensation of the Company’s named executive officers, the date by which proposals of stockholders intended to be presented at the 2021 annual meeting of stockholders of the Company must be received by the Company in order to be included in the Company’s proxy materials for that meeting and the date after which stockholder proposals for the 2021 annual meeting of stockholders of the Company will be considered untimely. Please refer to the Company’s 2020 Proxy Statement for such information. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although the NMV Entities do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the NMV Entities, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM THE COMPANY — EVEN AS A PROTEST VOTE. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. WE URGE THAT YOU VOTE BY RETURNING THE ENCLOSED BLUE PROXY CARD TO US TODAY.

IF A STOCKHOLDER RETURNS A BLUE PROXY CARD THAT IS SIGNED, DATED AND NOT MARKED WITH RESPECT TO A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO

HAVE GIVEN A DIRECTION TO VOTE “FOR” THE ELECTION OF THE NMV NOMINEES AND, IF APPLICABLE THE NMV ALTERNATES, “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2021, AND “AGAINST” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

FORWARD LOOKING STATEMENTS

This Proxy Statement may include forward-looking statements that reflect the NMV Entities’ current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” or similar words are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the NMV Entities will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, the NMV Entities undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

APPENDIX A

INFORMATION CONCERNING PARTICIPANTS AND THEIR ASSOCIATES IN THE SOLICITATION

The following sets forth the names and the number of shares of Capital Stock of the Company beneficially owned (as determined in accordance with Rule 13d-3 under the Exchange Act) as of 4:00 p.m., Eastern time, on August 12, 2020 by each of the NMV Entities, NMV Nominees and NMV Alternates. All percentages are based on the ● shares of Common Stock outstanding and the 3,000,000 shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock, according to the Company, as of the Record Date.

Name	Number of Shares of Capital Stock of the Company Beneficially Owned	Percent of Capital Stock of the Company
New Mountain Vantage LO, L.P.[1]	33,749 shares of Common Stock	●%
New Mountain Vantage Focus, L.P.	144,256 shares of Common Stock	●%
New Mountain Vantage (California) II, L.P.	534,594 shares of Common Stock	●%
New Mountain Vantage, L.P.	478,923 shares of Common Stock	●%
New Mountain Vantage Co-Invest II, L.P.*	1,788,143 shares of Common Stock	●%
New Mountain Vantage GP, L.L.C. [2]*	2,979,665 shares of Common Stock	●%
New Mountain Vantage Advisers, L.L.C.[3]*	2,979,665 shares of Common Stock	●%
Steven B. Klinsky[4]*	2,979,665 shares of Common Stock	●%

[1]	Includes 200 shares of Common Stock held in record name.
[2]

New Mountain Vantage GP, L.L.C. is the general partner of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P. and as such may be deemed the beneficial owner of the shares of Capital Stock held for their account and that may be deemed beneficially owned by them. New Mountain Vantage GP, L.L.C. disclaims beneficial ownership of such securities of the Company except to the extent of its pecuniary interest therein.

[3]

New Mountain Vantage Advisers, L.L.C. is the investment adviser and manager of (i) New Mountain Vantage LO, L.P., (ii) New Mountain Vantage Focus, L.P., (iii) New Mountain Vantage (California) II, L.P., (iv) New Mountain Vantage, L.P., and (v) New Mountain Vantage Co-Invest II, L.P. and as such may be deemed the beneficial owner of the shares of Capital Stock held for their account and that may be deemed beneficially owned by them. New Mountain Vantage Advisers, L.L.C. disclaims beneficial ownership of such securities of the Company except to the extent of its pecuniary interest therein.

[4]

Mr. Klinsky is the sole managing member of New Mountain Vantage GP, L.L.C. and the sole member of New Mountain Vantage Advisers, L.L.C. and as such may be deemed the beneficial owner of the shares of Capital Stock held for their account and that may be deemed beneficially owned by them. Mr. Klinsky disclaims beneficial ownership of such securities of the Company except to the extent of his pecuniary interest therein.

*

New Mountain Vantage Co-Invest II, L.P. has entered into Cash Derivative Agreements that reference 272,382 shares of Common Stock, representing approximately ●% of the Company’s outstanding shares of Capital Stock. The Cash Derivative Agreements provide economic results that are comparable to the economic results of ownership of shares of Common Stock but do not provide the power to vote or direct the voting or dispose of or direct the disposition of the referenced shares of Common Stock. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

Except as set forth in this Proxy Statement, including in the Appendices hereto, to the best knowledge of the NMV Entities, none of the NMV Entities, any of the persons participating in this solicitation on behalf of the NMV Entities, the NMV Nominees or NMV Alternates (i) has any interest in any matter to be acted upon at the Annual Meeting, (ii) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company,

A-1

(iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, (vi) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will be or may be a party, (vii) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (viii) has been indebted to the Company or any of its subsidiaries since the beginning of the Company’s last fiscal year, or (ix) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000. In addition, except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of the NMV Entities, no associate of any of the NMV Entities, any of the persons participating in this solicitation on behalf of the NMV Entities, or any of the NMV Nominees or NMV Alternates (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will be or may be a party, or (iii) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Except as set forth in this Proxy Statement, including in the Appendices hereto, none of the corporations or organizations in which any of the NMV Nominees or NMV Alternates has conducted his or her principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and none of the NMV Nominees or NMV Alternates holds any position or office with the Company, has any family relationship with any executive officer or director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation. Except as set forth in this Proxy Statement, including in the Appendices hereto, to the knowledge of the NMV Nominees, there are no material proceedings to which any NMV Nominee, or any of their associates, is a party adverse to the Company or any of its subsidiaries, or in which any of the NMV Nominees or any of their associates has a material interest adverse to the Company or any of its subsidiaries.

During the past ten years, none of the NMV Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K, promulgated by the SEC under the Exchange Act.

During the last fiscal year, neither any NMV Nominee nor any NMV Entity has failed to file reports related to the Company that are required by Section 16(a) of the Exchange Act.

To the best knowledge of the NMV Entities, the NMV Entities believe that each of the NMV Nominees and NMV Alternates are independent within the meaning of the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ.

A-2

APPENDIX B

CAPITAL STOCK TRANSACTIONS IN VIRTUSA CORPORATION

The following tables set forth information with respect to all purchases and sales of shares of Capital Stock (and all purchases and sales of derivative instruments that reference shares of Capital Stock, as noted) by the NMV Entities, NMV Nominees and NMV Alternates during the past two years:

New Mountain Vantage LO, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
10/31/2019	123	Common Stock
10/31/2019	440	Common Stock
10/31/2019	701	Common Stock
11/1/2019	11	Common Stock
11/1/2019	830	Common Stock
11/4/2019	11	Common Stock
11/4/2019	75	Common Stock
11/5/2019	45	Common Stock
11/5/2019	67	Common Stock
11/5/2019	5	Common Stock
11/5/2019	918	Common Stock
11/5/2019	92	Common Stock
11/6/2019	2	Common Stock
11/6/2019	186	Common Stock
11/7/2019	444	Common Stock
11/7/2019	246	Common Stock
11/8/2019	743	Common Stock
11/8/2019	381	Common Stock
11/11/2019	142	Common Stock
11/11/2019	18	Common Stock
11/11/2019	6	Common Stock
11/12/2019	115	Common Stock
11/12/2019	299	Common Stock
11/12/2019	69	Common Stock
11/13/2019	38	Common Stock
11/13/2019	94	Common Stock
11/14/2019	85	Common Stock
11/14/2019	118	Common Stock
11/15/2019	44	Common Stock
11/15/2019	68	Common Stock
11/18/2019	43	Common Stock
11/18/2019	45	Common Stock
11/19/2019	11	Common Stock
11/19/2019	7	Common Stock
11/20/2019	87	Common Stock
11/20/2019	65	Common Stock
11/21/2019	47	Common Stock
11/21/2019	72	Common Stock
11/22/2019	61	Common Stock
11/22/2019	50	Common Stock
11/25/2019	79	Common Stock

New Mountain Vantage Focus, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
11/7/2019	5,266	Common Stock
11/7/2019	2,919	Common Stock
11/8/2019	6,712	Common Stock
11/8/2019	3,439	Common Stock
11/11/2019	1,446	Common Stock
11/11/2019	183	Common Stock
11/11/2019	63	Common Stock
11/12/2019	1,173	Common Stock
11/12/2019	3,043	Common Stock
11/12/2019	704	Common Stock
11/13/2019	391	Common Stock
11/13/2019	954	Common Stock
11/14/2019	863	Common Stock
11/14/2019	1,208	Common Stock
11/15/2019	448	Common Stock
11/15/2019	688	Common Stock
11/18/2019	431	Common Stock
11/18/2019	454	Common Stock
11/19/2019	109	Common Stock
11/19/2019	71	Common Stock
11/20/2019	905	Common Stock
11/20/2019	674	Common Stock
11/21/2019	486	Common Stock
11/21/2019	746	Common Stock
11/22/2019	638	Common Stock
11/22/2019	526	Common Stock
11/25/2019	825	Common Stock
11/25/2019	286	Common Stock
11/25/2019	132	Common Stock
11/26/2019	96	Common Stock
11/26/2019	6,588	Common Stock
11/27/2019	1,511	Common Stock
11/27/2019	146	Common Stock
11/29/2019	239	Common Stock
12/2/2019	602	Common Stock
12/2/2019	159	Common Stock
12/3/2019	1,120	Common Stock
12/4/2019	1,568	Common Stock
12/5/2019	1,001	Common Stock
12/5/2019	1,091	Common Stock
12/6/2019	741	Common Stock

New Mountain Vantage LO, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
11/25/2019	28	Common Stock
11/25/2019	13	Common Stock
11/26/2019	9	Common Stock
11/26/2019	635	Common Stock
11/27/2019	143	Common Stock
11/27/2019	14	Common Stock
11/29/2019	23	Common Stock
12/2/2019	59	Common Stock
12/2/2019	16	Common Stock
12/3/2019	109	Common Stock
12/4/2019	151	Common Stock
12/5/2019	98	Common Stock
12/5/2019	107	Common Stock
12/6/2019	74	Common Stock
12/9/2019	31	Common Stock
12/9/2019	6	Common Stock
12/9/2019	86	Common Stock
12/10/2019	116	Common Stock
12/10/2019	59	Common Stock
12/10/2019	14	Common Stock
12/10/2019	28	Common Stock
12/10/2019	11	Common Stock
12/10/2019	25	Common Stock
12/10/2019	32	Common Stock
12/11/2019	63	Common Stock
12/11/2019	11	Common Stock
12/11/2019	19	Common Stock
12/11/2019	7	Common Stock
12/11/2019	3	Common Stock
12/12/2019	177	Common Stock
12/12/2019	42	Common Stock
12/12/2019	14	Common Stock
12/12/2019	7,860	Common Stock
12/12/2019	207	Common Stock
1/2/2020	3,513	Common Stock
1/6/2020	1,735	Common Stock
1/7/2020	927	Common Stock
1/7/2020	360	Common Stock
1/7/2020	349	Common Stock
1/8/2020	270	Common Stock
1/9/2020	953	Common Stock
1/10/2020	699	Common Stock
1/10/2020	271	Common Stock
1/13/2020	173	Common Stock
1/29/2020	8	Common Stock
1/29/2020	1,177	Common Stock
1/29/2020	265	Common Stock
4/16/2020	544	Common Stock
7/21/2020	5,232	Common Stock

New Mountain Vantage Focus, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
12/9/2019	321	Common Stock
12/9/2019	64	Common Stock
12/9/2019	889	Common Stock
12/10/2019	1,207	Common Stock
12/10/2019	612	Common Stock
12/10/2019	145	Common Stock
12/10/2019	292	Common Stock
12/10/2019	113	Common Stock
12/10/2019	258	Common Stock
12/10/2019	333	Common Stock
12/11/2019	658	Common Stock
12/11/2019	112	Common Stock
12/11/2019	193	Common Stock
12/11/2019	73	Common Stock
12/11/2019	32	Common Stock
12/12/2019	455	Common Stock
12/12/2019	110	Common Stock
12/12/2019	37	Common Stock
12/12/2019	20,249	Common Stock
12/12/2019	531	Common Stock
1/2/2020	7,121	Common Stock
1/6/2020	3,536	Common Stock
1/7/2020	1,866	Common Stock
1/7/2020	725	Common Stock
1/7/2020	703	Common Stock
1/8/2020	541	Common Stock
1/9/2020	1,909	Common Stock
1/10/2020	3,437	Common Stock
1/10/2020	1,333	Common Stock
1/13/2020	931	Common Stock
4/16/2020	5,825	Common Stock
5/14/2020	14,000	Common Stock
5/15/2020	25,000	Common Stock

New Mountain Vantage (California) II, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
10/31/2019	4,315	Common Stock
10/31/2019	15,482	Common Stock
10/31/2019	24,663	Common Stock
11/1/2019	380	Common Stock
11/1/2019	29,161	Common Stock
11/4/2019	381	Common Stock
11/4/2019	2,651	Common Stock
11/5/2019	1,591	Common Stock
11/5/2019	2,355	Common Stock
11/5/2019	191	Common Stock
11/5/2019	32,252	Common Stock
11/5/2019	3,229	Common Stock
11/6/2019	64	Common Stock
11/6/2019	6,559	Common Stock
11/7/2019	15,345	Common Stock
11/7/2019	8,505	Common Stock
11/8/2019	25,998	Common Stock
11/8/2019	13,322	Common Stock
11/11/2019	4,965	Common Stock
11/11/2019	630	Common Stock
11/11/2019	215	Common Stock
11/12/2019	4,029	Common Stock
11/12/2019	10,452	Common Stock
11/12/2019	2,417	Common Stock
11/13/2019	1,344	Common Stock
11/13/2019	3,279	Common Stock
11/14/2019	2,961	Common Stock
11/14/2019	4,145	Common Stock
11/15/2019	1,545	Common Stock
11/15/2019	2,372	Common Stock
11/18/2019	1,519	Common Stock
11/18/2019	1,599	Common Stock
11/19/2019	379	Common Stock
11/19/2019	246	Common Stock
11/20/2019	3,083	Common Stock
11/20/2019	2,294	Common Stock
11/21/2019	1,653	Common Stock
11/21/2019	2,533	Common Stock
11/22/2019	2,157	Common Stock
11/22/2019	1,779	Common Stock
11/25/2019	2,800	Common Stock
11/25/2019	972	Common Stock
11/25/2019	449	Common Stock
11/26/2019	324	Common Stock
11/26/2019	22,364	Common Stock
11/27/2019	5,048	Common Stock
11/27/2019	487	Common Stock
11/29/2019	816	Common Stock

New Mountain Vantage, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
10/31/2019	1,791	Common Stock
10/31/2019	6,427	Common Stock
10/31/2019	10,237	Common Stock
11/1/2019	158	Common Stock
11/1/2019	12,144	Common Stock
11/4/2019	158	Common Stock
11/4/2019	1,099	Common Stock
11/5/2019	655	Common Stock
11/5/2019	969	Common Stock
11/5/2019	79	Common Stock
11/5/2019	13,275	Common Stock
11/5/2019	1,329	Common Stock
11/6/2019	26	Common Stock
11/6/2019	2,692	Common Stock
11/7/2019	6,200	Common Stock
11/7/2019	3,437	Common Stock
11/8/2019	10,678	Common Stock
11/8/2019	5,472	Common Stock
11/11/2019	2,033	Common Stock
11/11/2019	258	Common Stock
11/11/2019	88	Common Stock
11/12/2019	1,652	Common Stock
11/12/2019	4,285	Common Stock
11/12/2019	991	Common Stock
11/13/2019	550	Common Stock
11/13/2019	1,342	Common Stock
11/14/2019	1,203	Common Stock
11/14/2019	1,684	Common Stock
11/15/2019	627	Common Stock
11/15/2019	961	Common Stock
11/18/2019	610	Common Stock
11/18/2019	642	Common Stock
11/19/2019	152	Common Stock
11/19/2019	99	Common Stock
11/20/2019	1,227	Common Stock
11/20/2019	913	Common Stock
11/21/2019	666	Common Stock
11/21/2019	1,020	Common Stock
11/22/2019	873	Common Stock
11/22/2019	720	Common Stock
11/25/2019	1,131	Common Stock
11/25/2019	393	Common Stock
11/25/2019	182	Common Stock
11/26/2019	129	Common Stock
11/26/2019	8,899	Common Stock
11/27/2019	1,984	Common Stock
11/27/2019	191	Common Stock
11/29/2019	321	Common Stock

New Mountain Vantage (California) II, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
12/2/2019	2,062	Common Stock
12/2/2019	545	Common Stock
12/3/2019	3,812	Common Stock
12/4/2019	5,299	Common Stock
12/5/2019	3,463	Common Stock
12/5/2019	3,775	Common Stock
12/6/2019	2,578	Common Stock
12/9/2019	1,086	Common Stock
12/9/2019	217	Common Stock
12/9/2019	3,008	Common Stock
12/10/2019	4,062	Common Stock
12/10/2019	2,061	Common Stock
12/10/2019	488	Common Stock
12/10/2019	982	Common Stock
12/10/2019	379	Common Stock
12/10/2019	868	Common Stock
12/10/2019	1,120	Common Stock
12/11/2019	2,226	Common Stock
12/11/2019	380	Common Stock
12/11/2019	651	Common Stock
12/11/2019	248	Common Stock
12/11/2019	109	Common Stock
12/12/2019	3,617	Common Stock
12/12/2019	873	Common Stock
12/12/2019	291	Common Stock
12/12/2019	160,917	Common Stock
12/12/2019	4,226	Common Stock
12/30/2019	(484,643)	Common Stock
12/30/2019	484,643	Equity Settled Derivative Securities
1/6/2020	23,802	Common Stock
1/7/2020	12,730	Common Stock
1/7/2020	4,945	Common Stock
1/7/2020	4,798	Common Stock
1/8/2020	3,676	Common Stock
2/3/2020	(49,951)	Common Stock
2/3/2020	49,951	Cash Derivative Agreement
2/3/2020	484,643	Cash Derivative Agreement
2/3/2020	(484,643)	Equity Settled Derivative Securities
6/23/2020	64,760	Common Stock
6/23/2020	(64,760)	Cash Derivative Agreement

New Mountain Vantage, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
12/2/2019	823	Common Stock
12/2/2019	218	Common Stock
12/3/2019	1,534	Common Stock
12/4/2019	2,160	Common Stock
12/5/2019	1,390	Common Stock
12/5/2019	1,515	Common Stock
12/6/2019	1,031	Common Stock
12/9/2019	426	Common Stock
12/9/2019	85	Common Stock
12/9/2019	1,180	Common Stock
12/10/2019	1,603	Common Stock
12/10/2019	813	Common Stock
12/10/2019	193	Common Stock
12/10/2019	387	Common Stock
12/10/2019	150	Common Stock
12/10/2019	342	Common Stock
12/10/2019	442	Common Stock
12/11/2019	878	Common Stock
12/11/2019	150	Common Stock
12/11/2019	257	Common Stock
12/11/2019	98	Common Stock
12/11/2019	43	Common Stock
12/12/2019	2,500	Common Stock
12/12/2019	603	Common Stock
12/12/2019	201	Common Stock
12/12/2019	111,196	Common Stock
12/12/2019	2,920	Common Stock
12/30/2019	(245,790)	Common Stock
12/30/2019	245,790	Equity Settled Derivative Securities
1/2/2020	49,376	Common Stock
1/6/2020	24,367	Common Stock
1/7/2020	13,014	Common Stock
1/7/2020	5,055	Common Stock
1/7/2020	4,905	Common Stock
1/8/2020	3,783	Common Stock
1/9/2020	13,350	Common Stock
1/10/2020	8,375	Common Stock
1/10/2020	3,250	Common Stock
1/13/2020	1,063	Common Stock
1/29/2020	92	Common Stock
1/29/2020	14,309	Common Stock
1/29/2020	3,235	Common Stock
2/3/2020	(144,174)	Common Stock
2/3/2020	144,174	Cash Derivative Agreement

New Mountain Vantage (California) II, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
6/24/2020	64,760	Common Stock
6/24/2020	(64,760)	Cash Derivative Agreement
6/25/2020	69,386	Common Stock
6/25/2020	(69,386)	Cash Derivative Agreement
6/26/2020	69,386	Common Stock
6/26/2020	(69,386)	Cash Derivative Agreement
6/29/2020	69,386	Common Stock
6/29/2020	(69,386)	Cash Derivative Agreement
6/30/2020	69,386	Common Stock
6/30/2020	(69,386)	Cash Derivative Agreement
7/1/2020	69,386	Common Stock
7/1/2020	(69,386)	Cash Derivative Agreement
7/2/2020	58,144	Common Stock
7/2/2020	(58,144)	Cash Derivative Agreement

New Mountain Vantage, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
2/3/2020	245,790	Cash Derivative Agreement
2/3/2020	(245,790)	Equity Settled Derivative Securities
4/16/2020	11,122	Cash Derivative Agreement
5/14/2020	23,837	Cash Derivative Agreement
5/15/2020	54,000	Cash Derivative Agreement
6/23/2020	47,240	Common Stock
6/23/2020	(47,240)	Cash Derivative Agreement
6/24/2020	47,240	Common Stock
6/24/2020	(47,240)	Cash Derivative Agreement
6/25/2020	50,614	Common Stock
6/25/2020	(50,614)	Cash Derivative Agreement
6/26/2020	50,614	Common Stock
6/26/2020	(50,614)	Cash Derivative Agreement
6/29/2020	50,614	Common Stock
6/29/2020	(50,614)	Cash Derivative Agreement
6/30/2020	50,614	Common Stock
6/30/2020	88,959	Common Stock
6/30/2020	(50,614)	Cash Derivative Agreement
6/30/2020	(88,959)	Cash Derivative Agreement
7/1/2020	50,614	Common Stock
7/1/2020	(50,614)	Cash Derivative Agreement
7/2/2020	42,414	Common Stock
7/2/2020	(42,414)	Cash Derivative Agreement

New Mountain Vantage Co-Invest II, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
1/31/2020	41,700	Common Stock
1/31/2020	2,500	Common Stock
1/31/2020	2,251	Common Stock
2/3/2020	15,000	Common Stock
2/4/2020	3,750	Common Stock
2/4/2020	178,000	Common Stock
2/4/2020	116,318	Common Stock
2/6/2020	21,576	Common Stock
2/6/2020	1,300	Common Stock
2/7/2020	18,200	Common Stock
2/7/2020	37,561	Common Stock
2/10/2020	2,500	Common Stock
2/19/2020	18,590	Common Stock
2/20/2020	34,929	Common Stock
2/21/2020	28,981	Common Stock
2/24/2020	29,000	Common Stock
2/25/2020	52,247	Common Stock
2/26/2020	52,453	Common Stock
2/27/2020	39,056	Common Stock
2/28/2020	35,000	Common Stock
3/2/2020	25,000	Common Stock
3/3/2020	90,000	Common Stock
3/4/2020	20,000	Common Stock
3/5/2020	138,707	Common Stock
3/6/2020	65,000	Common Stock
3/9/2020	65,000	Common Stock
3/10/2020	45,000	Common Stock
3/11/2020	40,000	Common Stock
3/12/2020	20,000	Common Stock
3/13/2020	50,000	Common Stock
3/16/2020	27,000	Common Stock
3/17/2020	27,700	Cash Derivative Agreement
3/18/2020	54,869	Cash Derivative Agreement
3/19/2020	20,000	Cash Derivative Agreement
3/20/2020	7,600	Cash Derivative Agreement
3/20/2020	40,000	Cash Derivative Agreement
3/23/2020	43,500	Cash Derivative Agreement
3/24/2020	27,800	Cash Derivative Agreement
3/25/2020	15,000	Cash Derivative Agreement
3/26/2020	13,660	Cash Derivative Agreement

New Mountain Vantage Co-Invest II, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
3/27/2020	33,000	Cash Derivative Agreement
3/30/2020	30,000	Cash Derivative Agreement
3/31/2020	15,106	Cash Derivative Agreement
4/1/2020	28,720	Cash Derivative Agreement
4/2/2020	28,345	Cash Derivative Agreement
4/3/2020	43,766	Cash Derivative Agreement
4/6/2020	23,450	Cash Derivative Agreement
4/7/2020	44,728	Cash Derivative Agreement
4/8/2020	16,100	Cash Derivative Agreement
4/13/2020	2,500	Cash Derivative Agreement
4/15/2020	45,000	Cash Derivative Agreement
4/16/2020	29,062	Cash Derivative Agreement
5/14/2020	49,000	Cash Derivative Agreement
5/15/2020	105,000	Cash Derivative Agreement
6/24/2020	3,200	Common Stock
6/24/2020	(3,200)	Cash Derivative Agreement
6/25/2020	1,613	Common Stock
6/25/2020	(2,500)	Cash Derivative Agreement
6/26/2020	887	Common Stock
7/1/2020	105,171	Common Stock
7/1/2020	(103,536)	Cash Derivative Agreement
7/2/2020	92,381	Common Stock
7/2/2020	(94,016)	Cash Derivative Agreement
7/8/2020	38,140	Common Stock
7/8/2020	(38,140)	Cash Derivative Agreement
7/9/2020	5,872	Common Stock
7/9/2020	2,005	Common Stock
7/9/2020	(6,127)	Cash Derivative Agreement
7/9/2020	(2,005)	Cash Derivative Agreement

New Mountain Vantage Co-Invest II, L.P.
Date	Quantity Purchased (Sold)	Security/ Instrument
7/10/2020	255	Common Stock
7/22/2020	62,000	Common Stock
7/22/2020	(62,000)	Cash Derivative Agreement
7/23/2020	60,000	Common Stock
7/23/2020	(60,000)	Cash Derivative Agreement
7/24/2020	20,000	Common Stock
7/24/2020	(20,000)	Cash Derivative Agreement
7/27/2020	50,000	Common Stock
7/27/2020	(50,000)	Cash Derivative Agreement
7/28/2020	30,000	Common Stock
7/28/2020	(30,000)	Cash Derivative Agreement

APPENDIX C

FORM OF NOMINEE AGREEMENT

[NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.]

June    , 2020

To the undersigned potential nominee:

This will confirm our understanding as follows:

1. You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) to stand for election as a director of Virtusa Corporation (“Virtusa”) in connection with a proxy contest potentially being initiated by New Mountain Vantage Advisers, L.L.C. (“NMV Advisers”) through one or more funds or investment vehicles it manages (collectively, the “Funds”) in respect of the election of directors of Virtusa at the 2020 Annual Meeting of Shareholders of Virtusa (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”), expected to be held in or around September of 2020, or the appointment or election of some or all of the members of the Slate by other means (the “Proxy Contest”).

2. NMV Advisers, directly or through the Funds, agrees to pay for the costs of the Proxy Contest.

3. Cooperation.

A. You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, NMV Advisers and the Funds are relying upon your agreement to seek election and, if elected or appointed, to serve as a director of Virtusa. In that connection, you are being supplied with a questionnaire in which you will provide NMV Advisers and the Funds with information necessary for NMV Advisers and the Funds to make appropriate disclosure both to Virtusa and for use in creating the proxy material to be sent to shareholders of Virtusa and to be filed with the Securities and Exchange Commission and with a representation agreement that we will provide to Virtusa in connection with the Proxy Contest. You have agreed that your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the instrument attached hereto as Attachment I informing Virtusa that you consent to being nominated by NMV Advisers or the Funds, or an affiliate thereof, for election as a director of Virtusa and, if elected, consent to serving as a director of Virtusa. Upon being notified that we have chosen you, we may forward that instrument, your completed questionnaire and any other supporting documentation (or summaries thereof) to Virtusa, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter. You also agree to provide us any additional information necessary for the NMV Advisers or the Funds to make appropriate disclosure to Virtusa and to use in creating the proxy materials to be sent to stockholders of Virtusa and filed with the Securities and Exchange Commission in connection with the Proxy Contest. Furthermore, you understand that we may elect, at our election and expense, to conduct a background and reference check on you and you agree to complete any and all necessary authorization forms or other documents required in connection therewith.

B. You further agree that (i) you will (x) and will cause your agents, representatives and affiliates to, treat confidentially all information relating to the Proxy Contest which is non-public, confidential or proprietary in nature and (y) without limiting your rights to indemnification and to be held harmless under the next paragraph below, accept responsibility for any disclosure, publication or other use of such information by you and your agents, representatives and affiliates; (ii) you will not, and will cause your agents, representatives and affiliates not to, issue or otherwise make any public statement or any other form of communication relating to Virtusa, NMV Advisers, the Funds (or any of their respective officers, directors, employees or affiliates), any other potential member of the Slate or the Proxy Contest without the prior written approval of the undersigned; and

(iii) you will not, and will cause your agents, representatives and affiliates not to, acquire or dispose of any Securities of Virtusa without the prior written approval of the undersigned. For purposes of the forgoing sentence, “Securities” shall mean equity or debt securities of Virtusa, options to purchase or sell equity or debt securities of Virtusa, and swaps, synthetics and other derivative securities or instruments, the value of which is primarily related to equity or debt securities of Virtusa.

4. Indemnification and Advancement of Expenses.

A. Indemnification. NMV Advisers hereby agrees that NMV Advisers, directly or through the Funds, will defend, indemnify, and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, fines and amounts paid in settlement (subject to Section 4C), expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) (in each case, such items commencing with “losses” through “disbursements”, an “Expense” or collectively, “Expenses”) incurred by you in the event that in connection with, or relating to you serving on the Slate, (i) you become a party to a pending, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action or hearing, alternate dispute resolution mechanism, investigation, inquiry, mediation, settlement, suit or proceeding, and any appeal thereof relating solely to your acts, omissions or your role as a nominee for director of Virtusa on the Slate (a “Proceeding”) or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case of subclause (i) or (ii), the advancement to you of all reasonable attorneys’ costs and expenses incurred by you in connection with any Proceeding as more fully set forth below in Section 4B.    Your right of indemnification hereunder shall continue (i) in the event that NMV Advisers or the Funds or you determine to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, neither NMV Advisers nor the Funds nor any of their respective affiliates are indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Virtusa’s Board of Directors or for any actions taken by you as a director of Virtusa, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have knowingly engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify NMV Advisers in the event of any third-party claims actually made against you or known by you to be threatened; provided, that your failure by to timely notify NMV Advisers hereunder shall not relieve the NMV Advisers from any liability hereunder except and to the extent of any actual prejudice incurred as a result of such failure.

B. Advancement of Expenses. You shall have the right to advancement by NMV Advisers, directly or through the Funds, prior to the final disposition of any Proceeding by final adjudication to which there are no further rights of appeal, of any and all Expenses actually and reasonably paid or incurred by you in connection with any Proceeding arising out of any event or circumstance qualifying you to indemnification and being held harmless or advance payment of Expenses by the NVM Advisers under any provision of this letter agreement (an “Indemnifiable Event”). Your right to such advancement is not subject to the satisfaction of any standard of conduct. Without limiting the generality or effect of the foregoing, within ten (10) business days after any written request by you, NMV Advisers shall, in accordance with such request, directly or through the Funds (a) pay such Expenses on behalf of you, (b) advance to you funds in an amount sufficient to pay such Expenses or (c) reimburse you for such Expenses. In connection with any request for any payment of Expenses advanced to Indemnitee by the Company pursuant to this Section 4B (each, an “Expense Advance”), you shall not be required to provide any documentation or information to the extent that the provision thereof would undermine or otherwise jeopardize attorney-client privilege. In connection with any request for Expense Advances, you shall execute and deliver to NMV Advisers an undertaking reasonably acceptable to NMV Advisers (which shall be accepted without reference to your ability to repay the Expense Advances) to repay any amounts paid, advanced or reimbursed by NMV Advisers, directly or through the Funds, for such Expenses to the extent that it is ultimately determined, following the final disposition of such Proceedings, that you is not entitled to indemnification hereunder. Your obligation to reimburse NMV Advisers or the Funds, as the case may be, for Expense Advances shall be unsecured and no interest shall be charged thereon.

C. Control of Defense. In addition, with respect to any such Proceeding, NMV Advisers, directly or through the Funds, shall be entitled to control your defense with legal counsel chosen by NMV Advisers, provided, however, (i) if you have reasonably determined that there may be an actual or potential conflict of interest between you and NMV Advisers or the Funds, in connection with any Proceeding, (ii) neither NMV Advisers nor the Funds shall in fact have employed legal counsel to assume your defense in connection with any Proceeding, or (iii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), then in any such event you shall be entitled to retain your own separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any such Proceeding) and any and all Expenses related to such separate counsel shall be subject indemnification and advancement as set forth in Section 4A-B of this letter agreement, directly or through the Funds. Neither NMV Advisers nor the Funds nor any of their respective affiliates shall be responsible for any settlement of any Proceeding against you covered by this indemnity without its prior written consent. However, neither NMV Advisers nor the Funds may enter into any settlement of any such Proceeding without your consent unless such settlement includes a release of you from any and all liability in respect of such Proceeding.

D. Partial Indemnity. If you are entitled under any provision of this letter agreement to indemnification by NMV Advisers, directly or through the Funds, for a portion of any Expenses in respect of a Proceeding related to any event or circumstance qualifying you to indemnification and being held harmless but not for the total amount thereof NMV Advisers, directly or through the Funds, shall nevertheless indemnify you for the portion thereof to which you are entitled.

E. Indemnification for Expenses in Enforcing Rights. To the fullest extent allowable under applicable law, NMV Advisers, directly or through the Funds, shall also indemnify against, and, if requested by you, shall advance to you subject to and in accordance with Section 4A, any Expenses actually and reasonably paid or incurred by you in connection with any action or proceeding by you for indemnification or reimbursement or advance payment of Expenses by NMV Advisers, directly or through the Funds, under any provision of this Agreement with any respect to Indemnifiable Event.

4. Each of us recognizes that should you be elected to the Board of Directors of Virtusa all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Virtusa and, as a result, that there is, and can be, no agreement between you and NMV Advisers or the Funds which governs the decisions which you will make as a director of Virtusa.

5. This letter agreement and the attached consent set forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you. This letter agreement shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

[Signature pages follow]

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:
Name:
Title:

Agreed to and Accepted as of the date first above written:

Name:

ATTACHMENT I

CONSENT OF NOMINEE

The undersigned hereby consents to being nominated and being named as a nominee for election as a director of Virtusa Corporation (“Virtusa”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of Virtusa, by New Mountain Vantage Advisers, L.L.C. (“NMV Advisers”) directly or through one or more funds or investment vehicles it manages and in other materials in connection with the solicitation of proxies by such parties from stockholders of Virtusa to be voted at the 2020 annual meeting of stockholders of Virtusa and any adjournment thereof, and further consents to serve as a director of Virtusa, if elected.

Dated: , 2020

Name:

IMPORTANT

Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1.	If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to HK in the postage-paid envelope provided, today.
2.

If you have previously signed and returned a proxy card to the Company, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Company by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the 2020 Annual Meeting by delivering a written notice of revocation or a later-dated proxy for the 2020 Annual Meeting to HK or by voting in person at the 2020 Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

3.

If your shares are held in the name of a brokerage firm, bank, other custodian, nominee or other institution, only such firm, nominee or other institution can vote your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares.

4.	After signing the enclosed BLUE proxy card, do not sign or return the Company’s proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement, or need help voting your shares, please contact our proxy solicitor:

3 Columbus Circle, 15th Floor

New York, NY 10019

Stockholders Call Toll-Free: +1 (800) 326-5997

Banks and Brokers Call Collect: +1 (212) 468-5380

Email: VRTU@HarkinsKovler.com

BLUE CARD

PRELIMINARY COPY – SUBJECT TO COMPLETION

[FORM OF PROXY CARD]

VIRTUSA CORPORATION

2020 Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF NEW MOUNTAIN VANTAGE LO, L.P., NEW MOUNTAIN VANTAGE FOCUS, L.P., NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P., NEW MOUNTAIN VANTAGE, L.P., NEW MOUNTAIN VANTAGE CO-INVEST II, L.P., NEW MOUNTAIN VANTAGE GP, L.L.C., NEW MOUNTAIN VANTAGE ADVISERS, L.L.C. (COLLECTIVELY, THE “NMV ENTITIES”), AS WELL AS RAMAKRISHNA PRASAD CHINTAMANENI, PATRICIA B. MORRISON, MICHAEL J. BARESICH, CHAD FAUSER AND NADIA SHOURABOURA (COLLECTIVELY, THE “PARTICIPANTS”).

THIS PROXY SOLICITATION IS NOT BEING MADE BY OR ON BEHALF OF VIRTUSA CORPORATION.

The undersigned appoint(s) [Chad Fauser], [Tyler Saitta] (each employed by the NMV Entities or their affiliates) and [Jordan Kovler] (of Harkins Kovler) and each of them, as proxies (each and any substitute, a “Proxyholder”) with full power of substitution and with discretionary authority to vote all shares of capital stock of Virtusa Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on ●, 2020, at ●, at ● including any adjournments, continuations or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”) on all matters coming before the Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Capital Stock of the Company held by the undersigned, and hereby ratifies and confirms all actions the herein named Proxyholders, their substitutes, or any of them may lawfully take by virtue hereof. Other than the three proposals set forth on the reverse side of this card, the Participants are not aware of any other matter to be considered at the Annual Meeting by holders of the Capital Stock, as a class. However, should other matters, unknown a reasonable time before the Annual Meeting, be brought before the Annual Meeting, each Proxyholder will vote on such matters in their discretion. If properly executed, this proxy will be voted as directed on the reverse side and each Proxyholder will vote in his or her discretion with respect to any other matters, unknown a reasonable time before the Annual Meeting, as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” ALL NOMINEES SET FORTH IN PROPOSAL 1; “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2021; AND “AGAINST” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY CARD TODAY!

WE RECOMMEND A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

PROPOSAL NO. 1: The NMV Entities’ proposal to elect Ramakrishna Prasad Chintamaneni and Patricia B. Morrison as directors of the Company. To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the name(s) of the nominees on the lines provided.

FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
☐	☐	☐

If (i) the Board increases or decreases the number of directors to be nominated and elected at the Annual Meeting or makes or announces any changes to the Company’s By-laws, or takes or announces any other action that purports to have, or if consummated would or would purport to have, the effect of disqualifying any of the Slate or any additional nominee nominated or (ii) any NMV Nominee is unable or hereafter becomes unwilling for any reason to serve as a director, the NMV Entities will use this proxy to vote for one or both of Michael J. Baresich, Chad Fauser and Nadia Shouraboura, in the NMV Entities’ discretion, in addition to the NMV Nominees or in place of such NMV Nominees, as applicable.

WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2021.

PROPOSAL NO. 2 Company’s proposal to ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for fiscal 2021.

FOR	AGAINST	ABSTAIN

☐	☐	☐

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3 Company’s proposal of an advisory resolution to approve executive compensation.

FOR	AGAINST	ABSTAIN

☐	☐	☐

PLEASE SIGN AND DATE ON THE REVERSE SIDE

FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:

Signature:

Signature (if held jointly):

Title(s):

Please sign exactly as name appears on share certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign and date. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.